UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Phantom Fiber Corporation

(Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

717106207

 (CUSIP Number)

Howard Shapiro
199 Logtown Road
Port Jervis, New York 12771
845-856-0450

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717106207

(1)	Names of Reporting Persons

Howard Shapiro

I.R.S. Identification No. of above persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only _____________________________________________

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

United States of America

Number of	(7)	Sole Voting Power: 4,284,935
Shares
Beneficially	(8)	Shared Voting Power: 300,000
Owned by
Each	(9)	Sole Dispositive Power: 4,284,935
Reporting
Person	(10)	Shared Dispositive Power: 300,000
With

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,584,935

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
(13)	Percent of Class Represented by Amount in Row (11) 22.16%

(14)	Type of Reporting Person (See Instructions) - IN

Item 1.  Security and the Issuer.

This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Phantom Fiber Corporation., a Delaware corporation (“the Issuer”). The address of the principal executive offices of the Issuer is 144 Front Street West, Suite 580, Toronto, Ontario, Canada M5J 2L7.

Item 2.  Identity and Background.

(a) This statement on Schedule 13D is being filed on behalf of Howard Shapiro.

(b) Mr. Shapiro’s business address is 199 Logtown Road, Port Jervis, and NY 12771.

(c) Mr. Shapiro is self employed.

(d) Mr. Shapiro has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Shapiro has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Shapiro is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

All purchases disclose in the Forms 3 and 4 filed prior to March 26, 2008 were purchased with personal funds of the reporting person. On March 26, 2008 Mr. Shapiro agreed with the Issuer to convert $100,000 of promissory notes owed to Mr. Shapiro into the Issuer’s common stock at the rate of one share for each $.42 of promissory note (238,095 shares). In addition, the Issuer agreed to issue Mr. Shapiro 238,095 warrants to acquire shares of the Issuer’s common stock for $.50 per share.

Item 4.  Purpose of Transaction.

Mr. Shapiro acquired 238,095 shares of the Issuer’s common stock and warrants to acquire 238,095 shares of common stock at $.50 per share on March 26, 2008 pursuant to the terms of the Agreement described in Item 3 above.

On March 27, 2008, Mr. Shapiro filed with the SEC a Form 4 reporting that as of March 26, 2008 he beneficially owned 4,584,935 shares of the Issuer’s common stock.

Other than as set forth above, Mr. Shapiro does not currently have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

The percentage ownership is based on a total of 18,242,779 shares outstanding based on the issuer's transfer agents report which is the most current information available. The number of shares reported on the issuer's 10QSB filed on November 9, 2007, 17, 331, 589, is now out of date.

(a)	Mr. Shapiro beneficially owns or may be deemed to beneficially own an aggregate 4,584,935 shares (22.16%) of the Issuer’s common stock.

(b)
For information regarding the number of shares of the Issuer common stock as to which Mr. Shapiro holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

(c)	Other than as set forth herein, only the following transactions in shares of the issuer's common stock have been affected by Mr. Shapiro during the past 60 days:
3/19/08: purchase of 10,000 shares for $.23 per share
3/19/08: purchase of 10,000 shares for $.25 per share
3/19/08: purchase of 10,000 shares for $.25 per share
3/5/08: purchase of 17,000 shares for $.25 per share
3/6/08: purchase of 5000 shares for $.26 per share

(d)
No person other than Mr. Shapiro has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mr. Shapiro.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Shapiro has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of the Issuer, other than as described in this statement on Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

The following exhibit is furnished as part of this statement on Schedule 13D: N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2008

/s/ Howard Shapiro
Howard Shapiro